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                             December 4, 2023

       Kevin Cox
       Chief Executive Officer
       Energys Group Limited
       Franklyn House, Daux Road
       Billingshurst, West Sussex
       RH149SJ
       United Kingdom

                                                        Re: Energys Group
Limited
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
20, 2023
                                                            CIK No. 0001971828

       Dear Kevin Cox:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 submitted November 20, 2023

       Experts, page 129

   1. Please revise to disclose that the financial statements included in your prospectus have been audited by WWC,
PC, an independent registered public accounting firm, as of and for the years ended
June 30, 2023 and 2022.
              Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
       you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.
 Kevin Cox
Energys Group Limited
December 4, 2023
Page 2



                                     Sincerely,
FirstName LastNameKevin Cox
                                     Division of Corporation Finance
Comapany NameEnergys Group Limited
                                     Office of Real Estate & Construction
December 4, 2023 Page 2
cc:       Celia Velletri
FirstName LastName